

Website: http://thehustle.co/

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`Media` `San Francisco`

Invest in The Hustle

The Hustle is a media company producing daily email newsletters that cover business news in a fun, irreverent, and intelligent voice.

$191,100	$500	$6,500,000
Amount raised	Minimum	Valuation cap

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This offering is currently fully subscribed. You can make an oversubscription request by completing the investment process. While your request will be reviewed by The Hustle, there is no guarantee your subscription request will be accepted.

Read through the **SeedInvest Academy** to learn more about the risks of venture investing. Prior to investing in The Hustle, you will be asked to represent that you have reviewed the educational materials.

The Hustle is offering securities under Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures on the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.



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Subscribers	Net Promoter Score
200,000+	73

> 43% daily open rate 2X industry average; 3.2% online ad click-through rate 18X online ad rate

> Investors include successful entrepreneurs and media founders, including Tim Chen (Founder of NerdWallet), Matthew Brimer (Founder of General Assembly), and Tucker Max (NYT best-selling author), among others

> 40% average monthly advertising revenue growth since June 2016

> Founders Samuel Parr and John Havel successfully exited previous startup via acquisition

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,500,000

> Maximum Raise Amount: US $300,000

The Hustle is a community of sharp, rebellious, and ambitious do-ers. Our signature product is a daily email. Each weekday morning we send out important current events to young professionals throughout the world using our bold, irreverent, and authentic voice to cut through the nonsense.

UPDATE: THE HUSTLE'S ROUND HAS BEEN FUNDED, AND THE COMPANY IS NO LONGER ACCEPTING NEW INVESTMENTS.

The Problem

CNBC, Bloomberg, The Wall Street Journal...these are all well-known brands, but how many young people do you know who love them?

We believe the millennial generation is overwhelmed with information on a daily basis. Our social feeds have become cluttered with questionable content and, because most digital media sites chase pageviews to pay the bills, it's difficult to know which

news to trust as writers are incentivized to shock versus inform.

This, from what we've noticed, creates a horrible cycle: writers have to churn out dozens of articles a day to meet their pageview quota and readers are fed content that is more like a commodity than a legitimate news source.

The Solution

Our first product, the daily email, uses our bold and irreverent voice to cut through the noise and tells our community the news they need to start their day and how it impacts them. Think *The Wall Street Journal* meets *The Daily Show*. Or Walter Cronkite mixed with John Oliver. That's our goal.

And because we're email first and driven by subscribers, not page views, we've been able to thrive with a small team of writers. This allows us to put most of our resources into growth via tech and marketing, and not clickbait-like content designed only to capture attention without delivering substance.

Investor Webinar

If you have questions, join Sam Parr, Co-Founder and CEO of The Hustle, for an investor webinar on **Friday, January 20th, 2017 at 3 PM EST**.

RSVP now: https://attendee.gotowebinar.com/register/8525837842187983107

Product & Service

As mentioned above, our first product is The Hustle Daily, a daily email geared towards young professionals that informs our readers about what's going on in the world of business, tech, and culture, why they should care, and what it means for them.

We also host conferences throughout the year to strengthen our community, acquire new readers, and meet potential partners. These events include Hustle Con, a 1,500-person event for our entrepreneurial users, Con Con, a 400-person event for content creators, and a monthly lecture series in San Francisco.

As we grow our readership we will release more digital products and features to help our community make better decisions throughout their day.

Gallery





The Medium CEO thinks it's looking a little too clickbaity.
The Hustle
Fri. Jan 6
Is Ev Williams a hero? Or is Medium broke?
On Wednesday, Medium founder and CEO Ev Williams announced in a blog post that the company was laying off one-third of its staff (50 employees) and closing its New York and Washington, D.C. offices.
He also voiced his frustration with ad-driven media (a "broken system that simply doesn't serve people") and stated that Medium's business model must change in order for the company to accomplish its mission of redefining media online.
Basically, Williams hates clickbait and thinks writers who "enlighten and inform" should be rewarded, rather than those who attract a few seconds of attention.
Also, Medium's impressive numbers mean very little to him if his company hasn't truly transformed the way we read stuff online.
There's a lot to discuss here...
the HUSTLE

Sample Daily Email.

Media Mentions





FAST COMPANY | DIGIDAY | Forbes | BUSINESS INSIDER

Team Story

Sam Parr, CEO & Co-Founder

I'm still amazed at how big our little project has grown...

In 2014, after my co-founder (John Havel) and I sold our last startup, I began looking for the next "big idea."

But, like most people who go out searching for such a strange thing, I couldn't find it

But, like most people who go out searching for such a strange thing, I couldn't find it.

So, until I found the big idea, I hosted a live event. I had 12 entrepreneurs come and speak about how they built their businesses and called it Hustle Con. At least this way I could be around lots of different ideas and perhaps stumble across what I was looking for.

And so with only 7 weeks until the event, I launched HustleCon.com and quickly found speakers, a venue, and a couple sponsors. To get the word out, I created funny and informative content and sent it out via email to some friends. Word spread fast, and we got ~350 attendees.

Surprised at how popular the event was, I took some time to reflect. Maybe this has some legs, I thought.

About 6 months after Hustle Con, I convinced John, my old co-founder, to host another Hustle Con with me. Like the first event, we found speakers, a venue, and sponsors. And most importantly, we created content to get the word out. Tons of content. This time though, we had 500+ attendees. But more importantly, we now had thousands of people subscribe to our email as word about our content spread.

After the event, we asked ourselves why so many people came. Was it that unique of a concept? Maybe. But after talking to our customers we realized that the biggest reason why people attended was because they had seen and loved all the content that we created. Unlike other content producers out there, we had a voice. Based on our research, our users loved that we were conversational, irreverent, funny, and intelligent. They liked that we wrote as if it were two friends talking with one another.

And so a month after Hustle Con 2, we decided to launch The Hustle. The idea was simple. Just like the way Vice built a massive brand using political content often ignored by the CNNs and Fox News of the world, we wanted to do the same with business news. Prior to launch, we raised $320,000 mostly from past Hustle Con speakers, all of whom knew us and had seen the community we built.

When we launched, we did what every other media site does -- we wrote dozens of articles a day. We wrote about productivity hacks, interesting ways to make a living, and even some strange things like working on LSD or living off Soylent. However, through this process, we learned two things: (1) The business model of churning out dozens of articles a day was on its way to the grave because the advertising model simply wasn't sustainable, nor did it lead to a great user experience. And (2) what our users loved most was our take on business news. So, on April 19th, 2016, we pivoted away from articles and went all-in on email, changing it from a couple emails a week to daily.

Switching from the blog to the email was an inflection point for our business. Both the business numbers and user sentiment exploded. Why? A few reasons.

Unlike most digital media brands, the majority of our content can only be found in our daily email. This means a user must sign up to receive a (free) subscription. This gives us more freedom to write what we want and not play by Facebook's rules since we can easily reach our audience every single day by clicking the "send" button. And because email is intimate and engaging, we're able to charge more for advertising as email rates are generally 10x higher than banner ads. However, the biggest advantage we've found to email is the community we've been able to build around it. Email, unlike most blogs, allows us to have conversations with our readers.

Meet the Founders



Samuel Parr
CEO & CO-FOUNDER

Started the company by doing everything: writing, design, sales, and anything else. Now focuses on recruiting, business development, and creating new features. Prior to The Hustle, he helped start a roommate matching company, a chain of hot dog stands, and an online liquor store.



John Havel
PRESIDENT & CO-FOUNDER

Self-described generalist currently focusing on content, design, tech, and product development. Previously worked in marketing, executive recruiting, trucking, and demolition. How those all work together is still anybody's guess. Founded and sold previous startup, a roommate matching business.

Notable Advisors & Investors



Terry Baker
Investor, TV Executive



RW

Ricky Wong
Investor, Investor



Stewart Alsop
Investor, Partner, Alsop Louie Partners



Mike Lin
Investor, Entrepreneur



Kevin Lee
Investor, Venture Capital, FundersClub



Tim Chen
Investor, CEO, NerdWallet



Tim Hsia
Investor, Founder, Media Mobilize



Joe Speiser
Investor, Founder, LittleThings



Narendra Rocherolle
Investor, Founder, Webshots





 **Social Starts**
Investor, Media Venture Firm

 **John Battelle**
Investor, Founder, The Industry Standard & Federated Media

 **Ramit Sethi**
Investor, Founder of I Will Teach You To Be Rich

 **Michael Cheung**
Investor, Founder Caerus Investment Advisors

 **Matthew Brimer**
Investor, Co-Founder, General Assembly & Daybreaker

 **Neville Medhora**
Investor, Financial Blogger, Investor

 **Jonah Goodhart**
Investor, CEO & Founder, MOAT

 **Bhaskar Ghosh**
Investor, VP at NerdWallet

 **Jake Gibson**
Investor, Founder, NerdWallet; EIR at 500 Startups

 **Rishi Sachdev**
Investor, Entrepreneur

 **Dave Nemetz**
Investor, Founder of Bleacher Report & Inverse

 **Transmedia Capital**
Investor, Media Venture Firm

 **David Houser**
Investor, Investor

 **Sieva Kozinsky**
Investor, CEO, StudySoup

 **Fred Akalin**
Investor, Investor

 **Tucker Max**
Investor, NYT Best Selling Author

 **Leo Resig**
Investor, Founder, The Chive

 **Paco Roman Van Dutch**
Investor, Entrepreneur

Q&A with the Founder

Q: How have you been able to attract over 200K+ subscribers?

The Hustle: Customer acquisition – Most of our growth has been based on word of mouth and referrals from our Ambassador program. Each Ambassador gets a unique URL to share the daily email. In turn, they receive special content, prizes, and perks. This is our biggest acquisition channel. Brand Ambassadors are all over the world. We conduct surveys and have a ton of info on them. We talk to them every day via a private Facebook group. We also have some media outlets like Business Insider and Fortune that feature our content and drive some traffic to us.

Q: How have you achieved advertising partners?

The Hustle: Since we've been growing 50%* month over month, we have been able to attract advertisers like Casper, Wealthfront, Paul Evans, and other consumer brands that want exposure to our audience because they're more engaged than many other media outlets. Additionally, 85% of our advertisers have been inbound. In the future, we will add to our sales efforts. We hired a salesperson in September; he's a former Senior Account Executive at Under Armour Digital and started full-time in November. *SI Note: 50% is the average user base growth rate since 2014.

Q: How do you sell advertising opportunities?

The Hustle: We are always paid on a per CPM basis which translates to every 1,000 emails we send. We are paid about $30 CPM regardless of open or click rates on our emails (opens are consistently around the same percentage each day). We also host monthly events that are free. These events help us meet new advertisers, recruits, investors, readers, etc. We receive hundreds of RSVPs to these events, primarily from sending out invites to our readers. Our 2016 Hustle Con annual conference drew in nearly 1,500 paid attendees; it is like a mix of Coachella & TED talks. We hosted the last Hustle Con in May right after the launch of our daily email.

Q: What is the long-term strategy?

The Hustle: Most publishers these days are entirely ad supported. Additionally, they scale by hiring more writers to create content. We do not plan on doing either of those things. Instead, we're scaling our audience (both in terms of size and engagement) using growth tactics and technology. As we grow we'll release more products to serve the community, which is made up of young professionals. Example products include job listings, a community driven website, and book clubs.

Q: Tell me about the prior startup you and your co-founder started.

The Hustle: John started a roommate matching business. I joined him a few months after he started. We eventually sold the business and it was turned into the world's first roommate matching iPhone app. We worked at the company who bought the website. I left after one year, John left after 1.5 years. I started Hustle Con, a tech conference that sold tickets at $300 each. From the proceeds of the last company and our first Hustle Con event, we bootstrapped the launch of The Hustle.

Q: Who are the Key Content people?

The Hustle: At first, it was me (Sam). Then my co-Founder, John, took over editorial duties and we hired and trained our first editorial hire. Our distribution model is a daily email which allows us to keep our editorial team small, as opposed to other media companies that need to hire huge teams of writers who churn out thousands of articles per day to distribute on social media. Our editorial team is two full-time writers.

Q: What is revenue year to date?

The Hustle: Up until May, all the revenues were coming from the Hustle Con conference. Then in June / July, we launched ad products in our daily email that have brought in revenue. Most of the booked ad sales went live 30 days after booking. Although we took a small break from ad sales in October and November, our total ad sales (starting last June) are $202,496 with event revenue netting an additional $326,028.

Q: Who is the independent contractor that you employ

The Hustle: Someone who did writing work before we hired a content person.

Q: What is included in Awaiting Category?

The Hustle: Most of it is 1 month's rent, Bill.com, job postings, and softwares we use.

Q: Financial Projections – provide details on assumptions for Conferences, Payroll/ staff being hired, Commission, Advertising & Marketing.

The Hustle: 1. Conferences – The amount you see is profit for Hustle Con. We launched ticket sales in Feb and get paid every month until the event happens. 2.Payroll / staff being hired –We've hired two more people (sales, editorial), bringing our headcount to 8. The two new folks started in mid-November. 2. Commission – Sales commission for our ad sales guy. He gets a monthly commission. 4.Advertising & Marketing – Beginning in January we'll be spending $15k/month in FB ads for new subscribers. Then, when tickets for Hustle Con launch, we'll spend $10k/month for ticket sales.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

Fundraising Description

Round description	Seed
Round size	US $300,000
Raised to date	US $191,100
Minimum investment	US $500
Target Minimum Raise Amount	US $100,000
Maximum Raise Amount	US $300,000

Key Terms

Security Type	Crowd Note
Conversion discount	15.0%
Valuation Cap	US $6,500,000

Additional Terms

International investor minimum (w/o US bank account)	US $10,000
Minimum wire investment	US $10,000

Financial Discussion

Financial Statements

Our financial statements can be found in the Data Room below. Hustle Con Media, LLC was formed on November 25, 2014 as a California limited liability company and later converted to a Delaware corporation on June 3, 2015. As such, the financial statements reflect the company's business for the period from November 25, 2014, the date of inception, to December 31, 2014 and for the year ended December 31, 2015.

Financial condition

We are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Based on our cash flow projection, we do not foresee a future need for financing, however, we may consider future financing to speed the growth of our company. We anticipate that this round should get us through 2017 and profits will fund us after such time based on our projections. If working capital money is needed to fund inventory, we will likely consider future financing.

Results of Operations

Our net revenues for the year ended December 31, 2015 were $135,512 compared to $0 in 2014. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. A significant portion of the revenue is derived from the proceeds of the annual conference, Hustle Con. The balance of our revenues is derived from selling advertising.

Operating expenses consist 71% from compensation and benefits and the remaining 29% from general and administrative costs. Our operating expenses through December 31, 2015 were $186,870 compared to $90 in 2014 for general and

costs. Our operating expenses through December 31, 2015 were [illegible] compared to $90 in 2014 for general and administrative costs.

As a result, the company incurred a net loss of $65,772 and $90 as of December 31, 2015 and 2014, respectively.

From the January 1, 2016 through October 31, 2016, the company had net revenues totaling $473,675 of which 81% was event-based revenues and the remaining 19% was booked advertising revenues. The company only began receiving booked advertising revenue in June 2016. During this same period, the company incurred expenses of $409,079 of which the largest portion - 45% was attributed to payroll – salary and wage expenses. During this period, the company's revenues exceeded its expenses.

Liquidity and Capital Resources

As of December 31, 2015, we had net cash on hand in the amount of $223,818. During this period ending December 31, 2015, the company raised $245,000 through the sale of SAFEs. The cash at the end of this period includes this capital raise minus cash flows from operating activities and investing activities in the amount of $223,818. The company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

As of October 31, 2016, the company's total assets were $262,097 and liabilities $259,482, which include all the SAFE agreements that have not yet been converted. As a result, the company's total equity as of October 31, 2016 was $2,614.

Indebtedness

The company has stockholder loans of $45,000 as of December 31, 2015 and has no plans to use any portion of the proceeds from this Offering to pay off debt. The promissory note agreement was between the company and three stockholders of the company that called for an annual interest rate of 3.5% and payable on demand. During 2015, the company recognized $1,597 of interest expense related to this debt. Although no payments were made as of December 31, 2015, the company has since paid the debt and has no obligations to the three stockholders of the company.

Recent offerings of securities

The company has already raised $640,000 in a recent Regulation D Offering. The company entered into several SAFE (Simple Agreement for Future Equity) agreements in exchange for cash proceeds of $490,000 and services totaling $150,000.

At the time of conversion from a California limited liability company to a Delaware corporation, the company issued the members Common Stock in the corporation in exchange for their membership of the previous LLC interest.

Valuation

We have not undertaken a valuation of the company.

Market Landscape

We believe we have two types of competitors: those who compete for our user's attention, and those who compete with us for advertising dollars.

For advertising, our competitors include: Business Insider, Inc, Fast Company, Wired, Entrepreneur, Thrillist, and Vice.

Our goal is to have the following competitive advantages:

Email first model - Being email first has many advantages. We believe our small team of writers can reach a large audience. Advertising rates can also be much higher. We can charge $30 per CPM instead of the ~$5 that banner web ads typically pay. And most importantly, we aim to have a direct and intimate relationship with our users. We do not have to play the Facebook clickbait game, and instead, can click the send button and reach our entire audience.

Events - Our company started as an event, and because events have higher profit margins, we've made meaningful revenue from day one. Events allowed us to bootstrap the company while also creating brand buzz, helping us meet new investors, recruits, advertisers, and most importantly, interact with our audience in real life.

Products - We believe we own 10 minutes of our user's time in the morning. As we grow, we're learning more our users. Using this information, we plan on solving more problems throughout their day. We do not plan on becoming a traditional media brand that churns out articles, but instead will use our newsletter for community building, distribution, and audience creation.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of 2 times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-b-determined class of preferred stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 15%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of the conversion, if any, might value the company at an amount well below $6.5 million valuation cap, so you should not

view the $6.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

The company's CPA has issued a going concern opinion. The Hustle's CPA has issued a "going concern" opinion on the company's financial statements. The company has realized recurring net losses, which totaled $65,772 and $90 for the periods ending December 31, 2015 and 2014, respectively. The company's ability to continue as a going concern for the next twelve months form the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liability that might be necessary should the company be unable to continue as a going concern.

We derive a significant portion of our revenues from our annual conferences. We host annual conferences called Hustle Con, which derives a significant portion of our revenues. We sell each ticket for $300 and had 2,000 attendees in the past. However, we base our success on two years of Hustle Con, something that is new and attracts millennial readers. A change to the company's ability to host this conference or the lack of interest in attending an event like Hustle Con could have a significant negative impact on the company.

The company is a development-stage company. The Hustle was formed in November 2014 and had no revenue in that year. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The Hustle's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The Hustle will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Does anyone want our product and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for news services and continuous interest in our annual conferences, Hustle Con. Our clients must think that we offer a better option than our competitors (e.g., Business Insider, Bloomberg, Forbes, Fortune, Wall Street Journal, etc.) and advertisers must be willing to pay our set prices that allows the company to make a profit and still attract business and conference attendees must be willing to pay $300 per ticket.

We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

We have SAFE agreements with our investors, which have a 15% discount and pro rata rights that have not been waived. We have SAFE agreements in the total amount of $640,000 as of the date of this Offering. All of the SAFE agreements have a 15% discount and pro rata rights that have not been waived. The pro rata rights give these investors the right to purchase its pro rata share of private placements of securities by the company that occurs after the preferred stock financing. Therefore, if an investor with a SAFE agreement exercises its preemptive rights, your shares will be diluted more than you anticipated after a preferred stock financing.

We have a small management team. We depend on the skills and experience of Samuel Parr and John Havel who work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company may need more money. We might not sell enough securities in this Offering to both meet our operating needs and fulfill our expansion plans, in which case we may need to raise more funds in the future. If we cannot get those funds, we may not be able to hire more employees and limit our ability to grow and therefore our ability to remain a current and viable company.. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We have a number of competitors. There are already a number of tech companies and news outlets, providing similar services and hosting annual conferences. While these competitors may not provide all the services that feature our daily news with wit and irreverence or host an annual event that attracts 2,000 readers, they may be able to sell products and services that achieve similar benefits to consumers at a lower price.

We rely on advertisers to showcase their product on our daily email, however, they care about impressions and clicks and if we don't have enough viewers on our website, we will lose advertisers and money. We rely on advertisers to advertise their products on our website and charge between $25 and $100 CPM (cost per thousand) for advertising, however, if we don't have enough viewers and enough traction on our website we will not make money through advertising and our only other form of revenue is through on annual conference which costs $300 per ticket.

The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



The Hustle's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download The Hustle's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Oct 24, 2016	Folder
Product or Service (18 files)	Oct 24, 2016	Folder

Frequently Asked Questions

About Reg CF Offerings

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options, limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (a copy of which may be found below) before making any investment decision.

Making an Investment in The Hustle

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by The Hustle. Once The Hustle accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to The Hustle in exchange for your shares. At that point, you will be a proud owner in The Hustle.

What is the difference between preferred equity and a convertible note?

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically

note:

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, The Hustle has set a minimum investment amount of US $500.

found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

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